CrowdCheck Law LLP

700 12 Street, Suite 700

Washington DC 20005

Tim Buchmiller

Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

October 7, 2021

Re:	MedicaMetrix, Inc.
Offering Statement on Form 1-A
Filed September 14, 2021
File No. 024-11639

Dear Mr. Buchmiller and Ms. Murphy:

We acknowledge receipt of comments in your letter of September 28, 2021 regarding the Offering Statement on Form 1-A of MedicaMetrix, Inc. (the “company”). We appreciate your thoughtful attention to the company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Dilution, page 14

1. We note that your net tangible book value before after the offering assume that your current holders of Series A Preferred Stock and Series B Preferred Stock converted their holdings to common stock. We also see the conversion requirements disclosed on pages F-10 and F-11. If you believe all of the preferred stock will automatically convert upon the offering including via commitments from preferred shareholders, please revise the filing to clarify. If it is not certain the preferred stock will convert upon the IPO, revise your disclosures to include the conversion on a pro forma basis line item for each scenario and elsewhere in the filing as applicable.

The company has added an additional table on page 14 as well as revised the corresponding disclosure.

Description of Capital Stock, page 38

2. We note that your amended and restated certificate of incorporation contains a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The company has revised the risk factor on page [X] and added disclosure on page [X]. In future filings, the company will continue to include similar disclosure to inform investors regarding the provision.

Index to Exhibits, page 43

3. We note Section 4(f) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, this section appears to be inappropriate. Please revise.

As requested, the company has revised the subscription agreement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of MedicaMetrix, Inc. If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Tara Harkins, Securities and Exchange Commission
Kevin Kuhar, Securities and Exchange Commission
Robert Rudelius, CEO, Seismic Capital Company

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